August 26, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Stephen Kim

Re:	Wilhelmina International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 16, 2022
File No. 001-36589

Dear Mr. Kim:

On behalf of Wilhelmina International, Inc. (“Wilhelmina” or the “Company”), set forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filing set forth in the Staff’s letter dated August 15, 2022. For your convenience, we have repeated each of the comments set forth in the Staff’s letter in italics and followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-8

1.	We note your response to comment 1. Please tell us which parties in your direct bookings are your customer(s) under ASC 606 and how you arrived at your conclusion, including your contemplation of sources of consideration and services provided in exchange for the consideration received.

RESPONSE:

Under ASC 606, Wilhelmina’s direct booking customers are the companies that contract with Wilhelmina to secure modeling services. Most of the Company’s direct booking customers are retailers, fashion brands, and other businesses that require live modeling services. These customers are Wilhelmina’s sole source of consideration in direct booking contracts. In exchange for such consideration, Wilhelmina provides a bundle of modeling services which entail, among other things, providing talent services, making talent selection (as discussed below), communicating with both the talent and the customer whenever necessary, confirming satisfactory completion of the direct booking, and resolving any complaints.

2.	For your direct bookings, please tell us what your performance obligations are and how you identified those performance obligations under ASC 606.

RESPONSE:

Consistent with ASC 606-10-25-14, Wilhelmina has identified its sole direct booking performance obligation as the transfer to the customer of a distinct bundle of services consisting of modeling services provided on a daily basis. None of the components of this bundle of modeling services is contractually separable from the entire bundle of services. However, each day of a direct booking constitutes a distinct obligation to provide the bundle of modeling services. In this regard, the Company’s direct bookings typically relate to modeling services that take place on a single day. Therefore, the Company has identified that it has a single daily performance obligation which is satisfied when the contractually agreed-upon task (modeling services) is performed and completed.

3.	In your response to comment 1, you state that you consider various indicators including discretion in talent selection in your assessment of whether you are acting as a principal or an agent. Please explain to us in further detail what you mean by discretion in talent selection.

RESPONSE:

Wilhelmina’s customers seeking to book models generally initiate a request for modeling services by submitting a summary of requirements for an upcoming photoshoot (model height, measurements, hair color, eye color, etc.). A Wilhelmina employee will identify the models that are available on that date in the city where the photoshoot is planned and determine, using the Wilhelmina employee’s experience, judgment and knowledge of the modeling roster, which model(s) can best suit the needs of the customer for the particular photoshoot, and will submit the model portfolio(s) to the customer for booking approval.

In recent years, many e-retail customers have trended toward using “unrecognizable” model photos to display clothing or other merchandise on their e-commerce platforms and online retail websites. “Unrecognizable” model photos are typically a photo of the model wearing the apparel or other merchandise only shown from the neck down, with the model’s head cropped out. For bookings where the customer is only seeking unrecognizable images, the customer is largely interested in the model having an appropriate shape and body type to best display their merchandise and often is less reliant on a specific model for that photoshoot. If the model that was originally booked for the job becomes ill or otherwise unavailable, another model identified in the discretion of Wilhelmina’s employee as having a similar body type may be an acceptable replacement.

Wilhelmina also has customers that book models for “fit” modeling sessions. Unlike a photoshoot where the customer is ultimately interested in photos that can be used for advertising or display of its product on packaging and e-retail sites, a “fit” model is booked by a customer specifically to try on clothing for fashion designers and clothing manufacturers in order to evaluate how the items fit and look on a live model. The fit model also provides feedback to the customer regarding how the clothing feels during natural movements in order to determine that the sizing and design of the garment meets the designer’s intentions before being mass produced. As with unrecognizable photoshoot bookings, the customer is not as interested in a specific model’s appearance as the model’s body type required for the fitting. Therefore, if the model originally booked needs to cancel, Wilhelmina’s employees can use their discretion to identify another model that may be appropriate as a replacement.

4.	Please provide us with copies of standard talent and client agreements. To the extent contracts vary materially between different categories of customers, please separately provide copies of those contracts.

RESPONSE:

We will supplementally provide to the Staff a copy of the Company’s standard form of talent agreement.

Wilhelmina does not have a standard form of customer agreement. Direct bookings are typically negotiated and arranged informally via e-mail. In some instances, the customer provides its own form of contract, the specific terms of which are then negotiated between the Company and the customer. We will supplementally provide to the Staff a copy of a representative sample of a customer’s form of agreement.

We trust that the foregoing responds sufficiently to the Staff's comments. If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 212-271-1601.

Very truly yours,

/s/ James A. McCarthy
James A. McCarthy
Chief Financial Officer

cc:	Mark E. Schwarz, Chairman